                      ROYAL LIFE INSURANCE COMPANY OF AMERICA

                        CERTIFICATE AMENDING AND RESTATING
                            CERTIFICATE OF INCORPORATION
              BY ACTION OF THE BOARD OF DIRECTORS AND SOLE SHAREHOLDER


1.   The name of the corporation is Royal Life Insurance Company of America.

2. The Certificate of Incorporation is amended and restated by the following resolution of each of the Board of Directors and the Sole Shareholder of the corporation:

     RESOLVED, that the Certificate of Incorporation is hereby amended and restated to read as follows:

          Section 1. The name of the corporation is Royal Life Insurance Company of America.

          Section 2.  The duration of the corporation shall be perpetual.

          Section 3. The corporation shall have the purposes and powers to write any and all forms of insurance which any other corporation now or hereafter chartered by Connecticut and empowered to do an insurance business may now or hereafter may lawfully do; to accept and to cede reinsurance; to issue policies and contracts for any kind or combinations of kinds of insurance; to issue policies or contract either with or without participation in profits; to acquire and hold any or all of the shares or other securities of any insurance corporation; to and engage in any lawful act or activity for which corporations may be formed under the Stock Corporation Act. The corporation is authorized to exercise the powers herein granted in any state, territory or jurisdiction of the United States or in any foreign country.

          Section 4. The authorized capital stock shall be two million, five hundred thousand dollars ($2,500,000) divided into twenty-five thousand (25,000) shares of common capital stock with a par value of one hundred dollars ($100) each and said corporation is authorized to increase the same from time to time to any amount or amounts not exceeding five million dollars (5,000,000). Said corporation may change the par value and number of shares of its issued and outstanding capital stock provided the par value shall not be less than ten dollars ($10) per share and the aggregate par value shall not be altered by such change. No such change shall be valid unless approved by a vote of at least two-thirds of the stock represented at a meeting of the stockholders duly warned and held for that purpose nor unless a majority of the directors shall make, sign and swear to and file in the office of the secretary of the state a certificate stating that such change has been duly approved by said stockholders and setting forth a copy of a vote of the stockholders, which vote shall show the details of such change.

          Section 5. The street address of the corporation's registered office in the State of Connecticut is 200 Hopmeadow Street, Simsbury, Connecticut 06089. The corporation's registered agent is Lynda Godkin. The registered agent's business address is 200 Hopmeadow Street, Simsbury, Connecticut 06089 and her residence address is 11 Duncaster Wood Road, Granby, Connecticut 06035.

3. The above resolution was consented to by the Board of Directors and the sole Shareholder of the Corporation. The number of shares of the Corporation's common capital stock entitled to vote thereon was 25,000 and the vote required for adoption was 16,666 shares. The vote favoring adoption was 25,000 shares, which is the greatest vote required to pass the resolution.

Dated at Simsbury, Connecticut this 18th day of September, 1998

We hereby declare, under penalty of false statement, that the statements made in the foregoing Certificate are true.

                    ROYAL LIFE INSURANCE COMPANY OF AMERICA


                    By: /s/ Lynda Godkin
                        ----------------------------------------
                        Lynda Godkin, Senior Vice President
                        and Corporate Secretary